FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 February 2013

GRUPO FINANCIERO HSBC, S.A. DE C.V.
        2012 FINANCIAL RESULTS - HIGHLIGHTS

•    Net income before tax for the year ended 31 December 2012 was MXN7,770m, an increase of MXN5,021m or 182.6% compared with MXN2,749m for 2011. Improved results were mainly driven by higher net interest income, reduced costs, and lower loan impairment charges, partially offset by lower other operating income.

• Net income for the year ended 31 December 2012 was MXN6,016m, an increase of MXN3,506m or 139.7% compared with MXN2,510m for 2011.

•    Total operating income, net of loan impairment charges, for the year ended 31 December 2012 was MXN29,733m, an increase of MXN1,477m or 5.2% compared with MXN28,256m for 2011, mainly due to increased net interest income combined with lower loan impairment charges, partially offset by one-off gains recognised in 2011 resulting from the sale and leaseback of certain branches in the network and the sale of HSBC Afore.

•    Loan impairment charges for the year ended 31 December 2012 were MXN4,677m, a decrease of MXN2,060m or 30.6% compared with MXN6,737m for 2011, reflecting the strategic reduction of the higher risk credit card portfolio, as well as improvements to both the collection and credit quality of the total portfolio.

•    Administrative and personnel expenses were MXN22,005m, a decrease of MXN3,465m or 13.6% compared with MXN25,470m for 2011. Excluding the effect of restructuring charges, which were MXN1,175m lower than those incurred in 2011, the decrease would have been MXN2,290m or 9.6% compared with 2011 as a result of strict cost control and cost reduction strategies implemented since 2011.

• The cost efficiency ratio was 63.9% for the year ended 31 December 2012, compared with 72.8% for 2011.

•    Net loans and advances to customers were MXN189.6bn at 31 December 2012, an increase of MXN12.9bn or 7.3% compared with MXN176.7bn at 31 December 2011. Total impaired loans as a percentage of gross loans and advances improved to 2.0% compared with 2.7% at 31 December 2011. The coverage ratio (allowance for loan losses divided by impaired loans) was 233.8% compared with 214.5% at 31 December 2011.

• At 31 December 2012, deposits were MXN295.3bn, a decrease of MXN2.1bn or 0.7% compared with MXN297.4bn at 31 December 2011.

• Return on equity was 12.4% for the year ended 31 December 2012 compared with 5.2% for 2011.

•    At 31 December 2012, the bank's total capital adequacy ratio was 14.5% and the tier 1 capital ratio was 11.6% compared with 15.3% and 11.7% respectively at 31 December 2011. On 30 January 2013, Grupo Financiero HSBC received a capital injection of US$390m from HSBC Holdings plc, its parent company, through HSBC Latin America Holdings (UK) Limited. In addition, on 31 January 2013 the bank issued US$110m of subordinated debt to HSBC Finance Netherlands.

• In the first quarter of 2012, the bank paid a dividend of MXN1,400m, representing MXN0.81 per share, and Grupo Financiero HSBC paid a dividend of MXN2,400m, representing MXN0.94 per share.

2011 results have been restated to reflect the Afore and the general insurance manufacturing businesses as discontinued operations.

HSBC Mexico S.A. (the bank) is a subsidiary of Grupo Financiero HSBC, S.A. de C.V.'s (Grupo Financiero HSBC) and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file financial information on a quarterly basis (in this case for the quarter ended 31 December 2012) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release. HSBC Seguros, S.A. de C.V. Grupo Financiero HSBC (HSBC Seguros) is Grupo Financiero HSBC's insurance group.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Overview

Growth held up well in Mexico in 2012 led, in particular, by favourable industrial exports to the US. Enhanced competitiveness helped Mexican exports to gain a larger share of total US imports. Domestically, demand stayed largely unchanged, encouraged by labour reforms passed by the new administration. Despite the growth figures, inflation ended 2012 slightly below 4% and converging to the 3% inflation target pursued by Banco de Mexico.

For the year ended 31 December 2012, Grupo Financiero HSBC's net income was MXN6,016m, an increase of MXN3,506m or 139.7% compared with 2011. Improved net income was mainly driven by a reduction in administrative and personnel expenses, lower loan impairment charges and higher net interest income, partially offset by lower other operating income.

Net interest income was MXN22,134m, an increase of MXN928m or 4.4% compared with 2011.Improved net interest income was due to higher average loan portfolio balances, mainly in commercial, payroll, personal and mortgage loans, coupled with higher average deposit balances, partially offset by lower spreads in credit cards, payroll and business banking loans.

Loan impairment charges were MXN4,677m, a decrease of MXN2,060m or 30.6% compared with 2011, reflecting the strategic reduction of the higher risk credit card portfolio, as well as improvements to both the collection and credit quality of the total portfolio following targeted sales campaigns and enhanced pre-screening of new customers. In April 2012, a change in the write-off policy for mortgage loans was implemented and generated a one-off increase in loan impairment charges of MXN659m.

Net fee income was MXN6,344m, an increase of MXN351m or 5.9% compared with 2011. The increase was mainly due to higher fees from equity and debt capital markets, trade services, payroll loans and cards transaction fees. In addition, customer loyalty scheme contracts were renegotiated and consequently the associated costs are now reported in fee expenses.

Trading income was MXN2,954m, a decrease of MXN309m or 9.5% compared with 2011. The decrease was impacted by the gain of MXN279m arising from the sale of one of Grupo Financiero HSBC's equity investments in the first quarter of 2011.

Other operating income was MXN2,978m, a decrease of MXN1,553m or 34.3% compared with 2011. This decrease was impacted by one-off gains recognised in 2011 resulting from the sale and leaseback of certain branches in the network and the gain from the sale of HSBC Afore.

Administrative and personnel expenses were MXN22,005m, a decrease of MXN3,465m or 13.6% compared with 2011. Excluding the effect of restructuring charges, which were MXN1,175m lower than those incurred in 2011, the decrease would have been MXN2,290m or 9.6% compared with 2011. This decrease reflects cost reduction initiatives implemented in 2011 in both regional and local operations, such as reconfiguring the regional structures and other rationalisation programmes, and the write-off of intangible assets. At 31 December 2012, the number of full time employees was 17,518, a reduction of 1,403 or 7.4%, compared with 31 December 2011.

The cost efficiency ratio was 63.9% for the year ended 31 December 2012, compared with 72.8% for 2011.

The performance of non-banking subsidiaries continued to contribute positively to Grupo Financiero HSBC's results, particularly HSBC Seguros, which reported net income before taxes of MXN2,324m for the year ended 31 December 2012, up 11.4% compared with 31 December 2011. The main driver for this growth was a reduction in the claims ratio for the Term Life Insurance product to 20.0% from 24.7% reported in 2011. In addition, the endowment insurance product reported a 25.6% rise in sales compared to 2011.

Net loans and advances to customers increased MXN12.9bn or 7.3% to MXN189.6bn at 31 December 2012 compared with 31 December 2011. This increase was mainly driven by growth in the performing consumer loan portfolio of 14.6%, primarily in payroll and personal loans, as well as an 8.5% and 8.1% growth in the performing government entities and the performing commercial loan portfolios respectively.

At 31 December 2012, total impaired loans decreased by 21.0% to MXN4.0bn compared with MXN5.1bn at 31 December 2011. The reduction in impaired loans is mainly as a result of lower mortgage loans, which includes an MXN0.8bn decrease relating to the change in write-off policy in April 2012. Impaired consumer loans increased 5.5% as a result of portfolio volume growth during the year. The total of impaired loans as a percentage of total loans and advances to customers improved to 2.0% compared with 2.7% at 31 December 2011.

Total loan loss allowances at 31 December 2012 were MXN9.4bn, a decrease of MXN1.5bn or 13.9% compared with 31 December 2011. The total coverage ratio (allowance for loan losses divided by impaired loans) was 233.8% at 31 December 2012 compared with 214.5% at 31 December 2011.

Total deposits were MXN295.3bn at 31 December 2012, a decrease of MXN2.1bn or 0.7% compared with 31 December 2011. Demand deposits increased 8.5% resulting from continued sales efforts and targeted promotions, while time deposits decreased 13.8%.

Assets under management in mutual funds increased 22.9% compared with 31 December 2011, as a result of marketing campaigns targeting Premier customers.

At 31 December 2012, the bank's total capital adequacy ratio was 14.5% and the tier 1 capital ratio was 11.6% compared with 15.3% and 11.7% respectively at 31 December 2011. On 30 January 2013, Grupo Financiero HSBC received a capital injection of US$390m from HSBC Holdings plc, its parent company, through HSBC Latin America Holdings (UK) Limited. In addition, on 31 January 2013 the bank issued US$110m of subordinated debt to HSBC Finance Netherlands. On a pro-forma basis, these capital transactions would increase the bank's total capital adequacy ratio and tier 1 capital ratio to 16.4% and 13.1% respectively. This investment will be used to support credit and lending growth across our global businesses and our ongoing programme to improve our physical and technology infrastructure in order to offer world class financial services to our customers. With this additional capital, HSBC reinforces its commitment to and confidence in Mexico.

In 2012, the bank paid a dividend of MXN1,400m representing MXN0.81 per share and Grupo Financiero HSBC paid a dividend of MXN2,400m representing MXN0.94 per share.

Business highlights

Retail Banking and Wealth Management (RBWM)

RBWM increased loan and deposit average balances by 8.6% and 7.1% respectively compared to 2011.

Personal and payroll loans reported strong growth compared to 2011, increasing average balances by 52.9% and 49.2% respectively, supported by a strategy focused on simplifying and improving the sales processes in all channels, and increasing sales productivity at branches. Additionally, auto loan volumes in our branch network increased 48.4% compared with 2011, mainly due to improved sales efforts.

Mortgage originations increased 64.3% compared with 2011, mainly due to increased focus of the branch network sales force.

New credit cards issued increased 45.5% compared to 2011. This is mainly due to targeted offers to incentivise use and increase portfolio balances. During the last quarter of 2012, these campaigns translated into increased monthly billing.

Assets under management in mutual funds increased 38.7% compared to 31 December 2011, as a result of marketing campaigns targeting Premier customers.

In addition, the individual life product "Vida Premier" was launched in the fourth quarter of 2012, which offers basic life coverage and includes terminal illness benefits.

Commercial Banking (CMB)

CMB grew loan and deposit average balances by 5.0% and 6.3% respectively compared to 2011.

Aligned to our strategy of becoming the leading international bank, total operating income for trade transactions increased 29.1% compared with 2011. Additionally, foreign exchange operations revenues increased 42.9% compared with 2011, mainly due to an increase in the cross-selling of our Global Banking products to our CMB customers.

During 2012, HSBC participated in a syndicated loan issuance and is currently acting as Joint Book runner for COMEX, which represents a landmark transaction for the segment in Mexico.

The small and medium enterprises segment reported 16.0% growth in its average loan portfolio compared with 2011, mainly due to increased balances in the Tarjeta HSBC Empresas credit portfolio.

Global Banking and Markets

Global Markets trading income decreased MXN309m compared with 2011. The decrease was impacted by a gain of MXN279m arising from the sale of one of the Grupo Financiero HSBC's equity investments in the first quarter of 2011.

In Debt Capital Markets, Grupo Financiero HSBC maintained its status as one of the top five leading Mexican underwriters[1], placing and participating in bond issuances for a total transaction amount of MXN77,949m.

During 2012, in Equity Capital Markets, Grupo Financiero HSBC acted as Joint Bookrunner in respect of two Initial Public Offerings and one equity follow-on. These deals were allocated between Mexican and international investors.  These deals represented landmark transactions for Grupo Financiero HSBC as they were its first lead roles in the region.

Global Banking continued to grow average balances in its credit and lending business and customer deposits, which increased 15.7% and 36.3% respectively compared with 2011. In addition, Global Banking trade services revenues increased MXN73m to MXN185m, up 65.1% compared to 2011.

The Project Finance Business performed strongly with an increase in fee income of MXN45m or 279.3% compared with the previous year.

Sale of HSBC general insurance manufacturing to AXA Group

On 6 March 2012, Grupo Financiero HSBC announced the agreement to sell a portfolio of general insurance assets and liabilities in Mexico with completion expected in 2013. Under the terms of this agreement, the purchasers will provide general insurance products to HSBC to sell to our retail customers. This long-term collaboration will broaden and strengthen the suite of general insurance products available to our customers.

Grupo Financiero HSBC 2012 financial results as reported to HSBC Holdings plc, our ultimate parent company, are prepared in accordance with International Financial Reporting Standards (IFRS)

For the year ended 31 December 2012, on an IFRS basis, Grupo Financiero HSBC reported pre-tax profits of MXN9,060m, an increase of MXN1,082m or 13.6% compared with MXN7,978m in 2011.

The lower profit reported under Mexican GAAP is largely due to the use of the effective interest rate method under IFRS, lower expenses under IFRS recognised in respect of defined benefit pension plans as well as lower loan impairment charges under IFRS as a result of the different provisioning methodologies. A reconciliation and explanation between the Mexican GAAP and IFRS results is included with the financial statements of this document.

About HSBC

During 2012, HSBC Mexico won several honours, among them the Best Internet Banking in Mexico, awarded by Global Finance magazine and the Best Companies to Work 2012 in Gender Equity, for its equal opportunities initiative, policies and processes for attracting talent and professional growth.

In March, HSBC Mexico was selected by Great Place to Work Mexico within the 19 best companies to work for in the country with over 5,000 employees. The group also received the Inclusive Company "Gilberto Rincon Gallardo" award, given by the Ministry of Labor for its inclusive work practices towards vulnerable groups.

In May, HSBC Mexico was recognized by the magazine Expansion in the ranking Super Empresas 2012 (Super Companies 2012), in the category of companies with more than 3,000 employees.

In October, HSBC Mexico received the award Best Companies to Work in the Financial Sector 2012, given by Great Place to Work Institute after a thorough evaluation exercise of 34 financial groups, the ranking was published in the newspaper El Financiero.

In July 2012 HSBC Mexico paid a fine of MXN379m in respect of non-compliance with anti-money laundering systems and controls. Since 2009 HSBC Mexico management has committed significant additional resources to strengthen the firm's capabilities and to ensure compliance with local and international regulations in this regard, including actions such as: Stopping the purchase, sale and deposit of US Dollars, strengthening the internal control and Anti-Money Laundering departments, implementing a new organisational culture focused on the mitigation and management of risks, improving the reporting and detection systems of unusual transactions, and enforcing strict policies regarding knowing our customers. This is part of the HSBC Group's commitment to implementing the highest standards for compliance globally.

Grupo Financiero HSBC is one of the leading financial groups in Mexico with 1,040 branches, 6,490 ATMs and approximately 17,500 employees. For more information, visit www.hsbc.com.mx.

Grupo Financiero HSBC is a 99.99% directly owned subsidiary of HSBC Latin America Holdings (UK) Limited, which is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa and with assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

For further information contact:

Mexico City
Lyssette Bravo	Andrea Colín
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 2888	Telephone: +52 (55) 5721 3001

London
Patrick Humphris	Guy Lewis
Group Media Relations	Investor Relations
Telephone: +44 (0)20 7992 1631	Telephone: +44 (0)20 7992 1938

Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	31 Dec	31 Dec	31 Dec	31 Dec
	2012	2011	2012	2011
Assets

Cash and deposits in banks	55,846	51,224	55,846	51,224

Margin accounts	53	27	53	27

Investment in securities	156,787	176,922	140,158	161,747
Trading securities	44,135	50,311	36,338	43,313
Available-for-sale securities	97,339	111,164	97,339	111,164
Held to maturity securities	15,313	15,447	6,481	7,270

Repurchase agreements	7,706	5,749	7,706	5,749

Derivative transactions	43,349	42,906	43,349	42,906

Performing loans
Commercial loans	109,164	101,012	109,164	101,012
Loans to financial intermediaries	4,823	8,268	4,823	8,268
Consumer loans	33,585	29,302	33,585	29,302
Mortgage loans	19,287	18,058	19,287	18,058
Loans to government entities	28,107	25,916	28,107	25,916
Total performing loans	194,966	182,556	194,966	182,556
Impaired loans
Commercial loans	2,075	2,027	2,075	2,027
Consumer loans	1,302	1,234	1,302	1,234
Mortgage loans	636	1,821	636	1,821
Loans to government entities	-	-	-	-
Total impaired loans	4,013	5,082	4,013	5,082
Gross loans and advances to customers	198,979	187,638	198,979	187,638
Allowance for loan losses	(9,381)	(10,900)	(9,381)	(10,900)
Net loans and advances to customers	189,598	176,738	189,598	176,738
Accounts receivables from insurers and bonding companies	2	-	-	-
Premium receivables	71	44	-	-
Accounts receivables from reinsurers and rebonding companies	148	161	-	-
Other accounts receivable	32,074	29,287	31,972	29,335
Foreclosed assets	221	207	218	203
Property, furniture and equipment, net	7,208	8,080	7,207	8,080
Long-term investments in equity securities	227	221	139	138
Assets held for sale	456	490	-	-
Deferred taxes	6,226	6,504	6,138	6,409
Goodwill	877	877	-	-
Other assets, deferred charges and intangibles	3,201	4,072	3,076	3,506
Total assets	504,050	503,509	485,460	486,062

Consolidated Balance Sheet (continued)

	GROUP		BANK
Figures in MXN millions	31 Dec	31 Dec	31 Dec	31 Dec
	2012	2011	2012	2011
Liabilities
Deposits	295,325	297,428	295,873	298,119
Demand deposits	186,723	172,105	187,271	172,797
Time deposits	104,358	121,080	104,358	121,079
Money market instruments	4,244	4,243	4,244	4,243

Bank deposits and other liabilities	22,727	32,537	22,727	32,536
On demand	1,980	5,866	1,980	5,866
Short-term	19,140	24,924	19,140	24,923
Long-term	1,607	1,747	1,607	1,747

Repurchase agreements	20,729	9,327	20,729	15,373
Stock borrowing	-	4	-	4
Financial assets pending to be settled	-	-	-	-
Collateral sold	3,888	17,704	3,888	11,658
Derivative transactions	40,921	43,296	40,921	43,296
Technical reserves	10,935	10,203	-	-
Reinsurers	16	13	-	-
Other payable accounts	48,298	35,843	47,813	34,572
Income tax	930	1,780	746	795
Contributions for future capital increases	-	-	-	-
Sundry creditors and other accounts Payable	47,368	34,063	47,067	33,777

Subordinated debentures outstanding	10,196	10,487	10,196	10,488

Deferred taxes	526	488	526	520

Total liabilities	453,561	457,330	442,673	446,566

Equity
Paid in capital	32,673	32,673	27,618	27,618
Capital stock	5,111	5,111	5,261	5,261
Additional paid in capital	27,562	27,562	22,357	22,357

Other reserves	17,805	13,495	15,167	11,875
Capital reserves	2,157	1,832	10,573	11,057
Retained earnings	8,833	8,849	(202)	(202)
Result from the valuation of available-for-sale securities	902	547	902	547
Result from cash flow hedging transactions	(103)	(243)	(103)	(243)
Net income	6,016	2,510	3,997	716
Minority interest in capital	11	11	2	3
Total equity	50,489	46,179	42,787	39,496
Total liabilities and equity	504,050	503,509	485,460	486,062

Consolidated Balance Sheet (continued)

	GROUP		BANK
Figures in MXN millions	31 Dec	31 Dec	31 Dec		31 Dec
	2012	2011	2012		2011
Memorandum Accounts	4,608,204	2,783,256	4,542,124		2,671,966

Third party accounts	88,657	95,944	49,446		47,018
Clients current accounts	-	13	-		-
Custody operations	38,267	35,328	-		-
Transactions on behalf of clients	944	13,585	-		-
Third party investment banking operations, net	49,446	47,018	49,446		47,018

Proprietary position	4,519,547	2,687,312	4,492,678	-	2,624,948
Guarantees granted	4	14	4		14
Contingent assets and liabilities	-	-	-		-
Irrevocable lines of credit granted	25,222	22,425	25,222		22,425
Goods in trust or mandate	402,770	328,375	402,770		328,375
Goods in custody or under administration	332,846	256,883	365,995		251,772
Collateral received by the institution	48,967	54,796	48,967		54,796
Collateral received and sold or delivered as guarantee	43,200	53,869	43,200		47,829
Values in deposit	53	53	-		-
Suspended interest on impaired loans	113	236	113		236
Recovery guarantees for issued bonds	45,274	35,383	-		-
Paid claims	17	60	-		-
Cancelled claims	22	24	-		-
Claims recovery	-	1	-		-
Responsibilities from bonds in force	3,725	3,552	-		-
Other control accounts	3,617,334	1,931,641	3,606,407		1,919,501

Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	31 Dec	31 Dec	31 Dec	31 Dec
	2012	2011	2012	2011
Interest income	32,131	30,492	31,347	29,741
Interest expense	(11,097)	(10,172)	(11,117)	(10,190)

Earned premiums	2,960	2,455	-	-
Technical reserves	(846)	(481)	-	-
Claims	(1,014)	(1,088)	-	-

Net interest income	22,134	21,206	20,230	19,551

Loan impairment charges	(4,677)	(6,737)	(4,677)	(6,737)
Risk-adjusted net interest income	17,457	14,469	15,553	12,814

Fees and commissions receivable	8,493	8,038	8,014	7,650

Fees payable	(2,149)	(2,045)	(1,794)	(1,449)

Trading income	2,954	3,263	2,686	2,620

Other operating income	2,978	4,531	3,259	5,115

Total operating income	29,733	28,256	27,718	26,750

Administrative and personnel expenses	(22,005)	(25,470)	(22,343)	(25,892)

Net operating income	7,728	2,786	5,375	858

Undistributed income from subsidiaries	42	(37)	35	(41)

Net income before taxes	7,770	2,749	5,410	817
Income tax	(1,998)	(2,266)	(1,324)	(1,413)
Deferred income tax	(95)	1,323	(89)	1,311
Net income before discontinued operations	5,677	1,806	3,997	715

Discontinued operations	340	703	-	-

Minority interest	(1)	1	-	1

Net income	6,016	2,510	3,997	716

Consolidated Statement of Changes in Shareholders' Equity

GROUP

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN millions
Balances at 1 January 2012	32,673	1,832	8,849	547	(243)	2,510	11	46,179

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	126	2,384	-	-	(2,510)	-	-
Cash dividends	-	-	(2,400)	-	-	-	-	(2,400)
Total	-	126	(16)	-	-	(2,510)	-	(2,400)

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	6,016	-	6,016
Result from valuation of available- for-sale securities	-	-	-	355	-	-	-	355
Result from cash flow hedging transactions	-	-	-	-	140	-	-	140
Others	-	199	-	-	-	-	-	199
Total	-	199	-	355	140	6,016	-	6,710
Balances at 31 December 2012	32,673	2,157	8,833	902	(103)	6,016	11	50,489

Consolidated Statement of Changes in Shareholders' Equity (continued)

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2012	27,618	11,057	(202)	547	(243)	716	3	39,496

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	-	716	-	-	(716)	-	-
Constitution of reserves	-	716	(716)	-	-	-	-	-
Cash dividends	-	(1,400)	-	-	-	-	-	(1,400)
Total	-	(684)	-	-	-	(716)	-	(1,400)

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	-	3,997	-	3,997
Result from valuation of available- for-sale securities	-	-	-	355	-	-	-	355
Result from cash flow hedging transactions	-	-	-	-	140	-	-	140
Others	-	200	-	-	-	-	(1)	199
Total	-	200	-	355	140	3,997	(1)	4,691
Balances at 31 December 2012	27,618	10,573	(202)	902	(103)	3,997	2	42,787

Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	31 Dec 2012

Net income	6,016
Adjustments for items not involving cash flow:	6,351
Depreciation and amortisation	1,736
Provisions	2,058
Income tax and deferred taxes	2,092
Technical reserves	846
Discontinued operations	(340)
Undistributed income from subsidiaries	(41)

Changes in items related to operating activities:
Margin accounts	(26)
Investment securities	20,646
Repurchase agreements	(1,957)
Stock borrowing	(4)
Derivative (assets)	(254)
Loan portfolio	(12,859)
Foreclosed assets	(14)
Operating assets	(1,182)
Deposits	(2,103)
Bank deposits and other liabilities	(9,810)
Settlement accounts	-
Creditors repo transactions	11,402
Collateral sold or delivered as guarantee	(13,816)
Derivative (liabilities)	(2,375)
Subordinated debentures outstanding	(291)
Accounts receivables from reinsurers and coinsurers	11
Accounts receivables from premiums	(27)
Reinsurers and bonding	3
Other operating liabilities	8,298
Funds provided by operating activities	(4,358)

Investing activities:
Acquisition of property, furniture and equipment	(579)
Intangible asset acquisitions	(408)
Funds used in investing activities	(987)

Financing activities:
Cash dividends	(2,400)
Funds used in financing activities	(2,400)

Financing activities:
Increase / Decrease in cash and equivalents	4,622
Cash and equivalents at beginning of period	51,224
Cash and equivalents at end of period	55,846

Consolidated Statement of Cash Flows (continued)

BANK

Figures in MXN millions	31 Dec 2012

Net income	3,997
Adjustments for items not involving cash flow:	5,016
Depreciation and amortisation	1,626
Provisions	1,903
Income tax and deferred taxes	1,413
Undistributed income from subsidiaries	(35)
Other	109

Changes in items related to operating activities:
Margin accounts	(26)
Investment securities	22,100
Repurchase agreements	(1,957)
Derivative (assets)	(254)
Loan portfolio	(12,860)
Foreclosed assets	(15)
Operating assets	(1,840)
Deposits	(2,246)
Bank deposits and other liabilities	(9,809)
Creditors repo transactions	5,356
Stock borrowing	(4)
Collateral sold or delivered as guarantee	(7,770)
Derivative (liabilities)	(2,375)
Subordinated debentures outstanding	(292)
Other operating liabilities	11,393
Income tax paid	(1,405)
Funds provided by operating activities	(2,004)

Investing activities:
Acquisition of property, furniture and equipment	(579)
Intangible asset acquisitions	(408)
Funds used in investing activities	(987)

Financing activities:
Cash dividends	(1,400)
Funds used in financing activities	(1,400)

Financing activities:
Increase / Decrease in cash and equivalents	4,622
Cash and equivalents at beginning of period	51,224
Cash and equivalents at end of period	55,846

Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the ultimate parent of Grupo Financiero HSBC, reports its results under International Financial Reporting Standards (IFRS). Set out below is a reconciliation of the results of Grupo Financiero HSBC from Mexican GAAP to IFRS for the year ended 31 December 2012 and an explanation of the key reconciling items.

31 Dec
Figures in MXN millions	2012

Grupo Financiero HSBC - Net Income Under Mexican GAAP	6,016

Differences arising from:

Valuation of defined benefit pensions and post-retirement healthcare benefitsW	211
Deferral of fees received and paid on the origination of loans and other effective interest rate adjustmentsW	491
Loan impairment charges and other differences in presentation under IFRSW	107
Recognition of the present value in-force of long-term insurance contractsW	10
Other differences in accounting principlesW	(53)
Net income under IFRS	6,782
US dollar equivalent (millions)	515
Add back tax expense	2,278
Profit before tax under IFRS	9,060
US dollar equivalent (millions)	687
Exchange rate used for conversion	13.19

W Net of tax at 30% [2].

Summary of key differences between Grupo Financiero HSBC's results as reported under Mexican GAAP and IFRS

Valuation of defined benefit pensions and post-retirement healthcare benefits
Mexican GAAP
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method and real interest rates.

IFRS
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the current service cost, plus the unwinding of the discount rate on plan liabilities, less the expected return on plan assets, and is presented in operating expenses. Past service costs are charged immediately to the income statement to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

Deferral of fees paid and received on the origination of loans and other effective interest rate adjustments
Mexican GAAP
From 1 January 2007, loan origination fees are required to be deferred and amortised over the life of the loan on a straight line basis. Prior to 2007, loan origination fees were recognised up-front.

IFRS
Effective interest rate method is used for the recognition of fees and expenses received or paid that are directly attributable to the origination of a loan and for other transaction costs, premiums or discounts.

Loan impairment charges and other differences in presentation under IFRS
Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish methodologies for determining the amount of provision for each type of loan.

IFRS
Impairment losses on collectively assessed loans are calculated as follows:

•      When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated.

• In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loans current carrying value.

Recognition of present value of in-force long-term life insurance contracts
Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS
A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.

[1] Source: Bloomberg Finance
[2] According to the gradual reduction of the income tax rate applicable for 2013, differences are presented net of tax at 30%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                            Date: 28 February 2013